Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-127086


Prospectus Supplement
(to Prospectus dated August 1, 2005)



                                TOP TANKERS INC.




The Plan of Distribution contained in the Prospectus is amended by (1) adding the following:

"We have entered into a Controlled Equity Offering sales agreement with Cantor Fitzgerald & Co. as sales agent pursuant to which we may, from time to time, sell up to 2.6 million common shares in at the market offerings. The placement fee will be 2.5%."

and (2) deleting the following:

"At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part."





            The date of this Prospectus Supplement is April 19, 2006